UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

specialized Disclosure Report

UNIFI, INC.

(Exact name of registrant as specified in its charter)

New York	1-10542	11-2165495
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7201 West Friendly Avenue
Greensboro, North Carolina		27410
(Address of principal executive offices)		(Zip code)

Andrew J. Eaker	(336) 294-4410
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Unifi, Inc. (the “Company” or “we”) manufactures and sells innovative synthetic and recycled products made from polyester and nylon. The Company sells its products primarily to other yarn manufacturers and knitters and weavers that produce fabric for the apparel, hosiery, home furnishings, automotive, industrial, and other end-use markets. Depending on customer specifications, the Company may add dyes, chemicals, and/or oils to certain of its yarns during the production process.

Unless otherwise defined herein, terms used in this disclosure follow the definitions provided in Form SD. We do not purchase any conflict minerals directly from mines, smelters, or refiners. We rely on our direct and indirect suppliers of materials for use in the products we manufacture or contract to manufacture to provide information about the existence and origin of any conflict minerals in any such materials. In the ordinary course of our business, we make good faith surveys of our direct suppliers regarding a number of topics, and we specifically ask them to provide us with information regarding their supply chain (our indirect suppliers) and the countries of origin of any conflict minerals contained in any materials they supply to us. As part of our process and protocols, we have an interdisciplinary team of personnel who are charged with primary responsibility for gathering data and conducting the analysis that form the basis for the Company’s determinations with respect to conflict minerals. This team includes personnel from our manufacturing, supply chain, accounting, internal audit, and legal departments.

Based on information furnished to us pursuant to our surveys and inquiries with respect to calendar year 2023, we understand that tin, which is one of the conflict minerals listed in Form SD, is contained in three types of oils (the “Subject Oils”) applied to our moisture management yarns during our production process for those yarns. These oils were purchased from and through a single supplier and are necessary to the functionality or production of certain yarns that we manufactured during calendar year 2023.

Based on information furnished to us pursuant to our surveys and inquiries with respect to calendar year 2023, we also understand that tungsten, which is one of the conflict minerals listed in Form SD, is contained in a component yarn purchased for use in the production of certain of our yarns (the “Subject Yarn” and, together with the Subject Oils, the “Specified Products”). The Subject Yarn was purchased from and through a single supplier and is necessary to the functionality or production of certain yarns that we manufactured during calendar year 2023.

Because the Specified Products contained necessary conflict minerals, we conducted in good faith a reasonable country of origin inquiry, which was reasonably designed to determine whether the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or any of the adjoining countries that shares an internationally recognized border with the DRC (the “Covered Countries”).

Because we do not have direct relationships with any mines, smelters, or refiners who may be present in our supply chain, we specifically requested our suppliers of the Subject Oils and Subject Yarn to engage with their suppliers (direct and indirect) to gather the information we requested from our suppliers regarding the conflict minerals contained in the Specified Products. The results for each supplier are noted below:

As a result of such inquiries, our direct supplier of the Subject Oils received a written representation from its indirect supplier of the Subject Oils that the tin-based products that it manufactures (which led to the Subject Oils) are produced from tin that it obtained from conflict-free areas. We believe that the representations and information provided to us were reliable and accurate. Therefore, based on these inquiries and the resulting information provided to us, we have no reason to believe that any of the tin in the Subject Oils used in the production of the Specified Products originated in any of the Covered Countries.

As a result of such inquiries, our direct supplier of the Subject Yarn received a written representation from its direct supplier of a raw material that goes into the component yarn that the tungsten-based product that it manufactures is produced from tungsten that it obtained from a conflict area. Our direct supplier also received a written representation from its direct supplier of a raw material that goes into the component yarn that an independent private sector audit was performed and it was determined that the conflict minerals were processed by approved smelters in conformity with the Responsible Minerals Assurance Process (“RMAP”) assessment protocols.

We believe that the representations and information provided to us were reliable and accurate.

We have posted this report on Form SD on our internet website at http://www.unifi.com. The content of our website is referenced herein as required by Form SD, is provided for general information only, and is not incorporated by reference into this report on Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIFI, INC.

Date: May 28, 2024	By:	/s/ ANDREW J. EAKER
Andrew J. Eaker
Executive Vice President & Chief Financial Officer Treasurer